EXHIBIT 99.5

Press Release

France: Total Solar and SunPower successful in solar rounds

Paris, October 12, 2017 - Total continues to actively help drive the growth of solar power in France through a strong industrial commitment via its affiliates Total Solar, which develops projects, and SunPower, which supplies solar panels.

On the occasion of the second call for tenders for buildings and small carports, Total Solar, in partnership with the Groupe Carré, was awarded 70 projects totaling the capacity of more than 32 megawatts, or 22% of the allocated capacity. “This success follows on from those under previous calls for tenders, especially for own consumption and large carports. We see rooftop solutions as particularly suitable for the development of solar power in France : fast-track deployment, land protection, distributed power production and own consumption,” emphasizes Julien Pouget, Senior Vice President, Renewables.

SunPower will provide more than 500 megawatts of its SunPower® E-Series and X-Series solar panels for the 2017 winning various calls for tenders. “SunPower leads the French market in 2017,” comments Philippe Sauquet, President, Gas, Renewables & Power. “This reflects their customers’ appreciation of the quality, efficiency and competitiveness of SunPower’s solar systems.”

Total and Solar Energy

Total is active across the entire photovoltaic value chain, from manufacturing cells to designing large-scale turnkey solar power plants and to installing residential or commercial rooftop systems.

Since 2017, Total Solar, a wholly owned affiliate of Total, is spearheading the Group’s own solar activities to accelerate the development of distributed photovoltaic systems at the sites of industrial or commercial customers and solar power plants in developed countries.

SunPower, owned 57% by Total, manufactures and supplies the world’s most efficient solar panels.

On September 19, 2017, Total signed an agreement to acquire an indirect 23% interest in EREN Renewable Energy (EREN RE) to develop solar power plants in emerging marketplaces, where demand for power is soaring.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | holding.communication-financiere@total.com

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